UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Ucommune International Ltd Enters into Waiver Agreements

On September 14, 2026, Ucommune International Ltd (the “Company”) entered into those certain waiver agreements (the “Waiver Agreements”) with the institutional investors named therein (each, a “Holder”, collectively, the “Holders”). Pursuant to the Waiver Agreements, the Holders have granted limited waivers of certain provisions of the certificate of designations, including certain provisions relating to cash redemption following a bankruptcy triggering event, cash payments in respect of shares that cannot be issued because of the applicable exchange cap, and holder consent to specified voluntary conversion-price adjustments.

Pursuant to the voluntary adjustment right of the Company, the Company has elected to lower the fixed conversion price of the Series A Convertible Preferred Shares, par value US$0.24 per share (the “Series A Preferred Shares”) to US$2.59 per Class A ordinary share and lower the floor price to US$0.518 per Class A ordinary share.

As previously disclosed, the Company and the Holders entered into certain exchange agreements, dated as of June 11, 2026 (the “Original Exchange Agreements”), the form of which was filed as Exhibit 10.1 to the Report of a Foreign Private Issuer on Form 6-K filed by us on June 12, 2026. The Original Exchange Agreements contemplated an exchange of the Series A Preferred Shares into Series B Preferred Shares (as defined in the Original Exchange Agreements) (the “Series B Exchange”), subject to, among other things, the redesignation of the Series A Preferred Shares into Series B Preferred Shares. Pursuant to the Waiver Agreements, the Company and the Holders acknowledged and agreed that (a) the conditions precedent to the effectiveness of the Series B Exchange contemplated by the Original Exchange Agreements were not satisfied, (b) the Series B Exchange did not become effective, (c) no Series A Preferred Shares were exchanged pursuant to the Original Exchange Agreements, (d) no Series B Preferred Shares were created by the Company or are currently outstanding and (e) each Holder continues to hold all of the Series A Preferred Shares previously acquired. Further, the Company and each Holder acknowledged and agreed that the Original Exchange Agreements are void ab initio. The Company is filing this Form 6-K to correct its prior disclosure that the Series B Exchange had been consummated and that 1,330 Series B Preferred Shares had been issued. Accordingly, the 1,330 Series A Preferred Shares previously acquired by the Holders remain outstanding.

The provisions of the Waiver Agreements are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The foregoing description of the Waiver Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Waiver Agreements attached hereto as Exhibit 10.1, which is incorporated herein by reference.

The terms of the Series A Preferred Shares are set forth in the certificate of designations previously furnished as Exhibit 4.1 to the Report of a Foreign Private Issuer on Form 6-K filed by us on December 29, 2025, as adjusted to reflect the Company’s reverse share split and the modifications described herein.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Forward-looking Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report and in the attachments is as of the date of this current report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Form of Waiver Agreements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: September 15, 2026

3